UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Science 37 Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

808644108
(CUSIP Number)

October 6, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No. 808644108	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON LifeSci Holdings, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,918,487
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,918,487
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,918,487
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 808644108	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON LifeSci Venture Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,945,897
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,945,897
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,945,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 808644108	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Andrew McDonald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,864,384(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,864,384(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,384(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of 4,918,487 shares of common stock owned by LifeSci Holdings LLC (“LifeSci Holdings”) and 1,945,897 shares of common stock owned by LifeSci Venture Partners II LP (“LifeSci Ventures”). Andrew McDonald shares voting and dispositive power over the shares owned by the LifeSci Holdings and LifeSci Ventures.

CUSIP No. 808644108	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Michael Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,864,384(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,864,384(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,384(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of 4,918,487 shares of common stock owned by LifeSci Holdings LLC (“LifeSci Holdings”) and 1,945,897 shares of common stock owned by LifeSci Venture Partners II LP (“LifeSci Ventures”). Michael Rice shares voting and dispositive power over the shares owned by the LifeSci Holdings and LifeSci Ventures.

CUSIP No. 808644108	13G	Page 6 of 9 Pages

Explanatory Note

Item 1.

(a)	Name of Issuer: Science 37 Holdings, Inc. (f/k/a LifeSci Acquisition II Corp.)

(b)	Address of Issuer’s Principal Executive Offices:

600 Corporate Pointe, Suite 320 Culver City, California 90230

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

(i) LifeSci Holdings, LLC

(ii) LifeSci Venture Partners II LP

(iii) Andrew McDonald

(iv) Michael Rice

(b)	Address of Principal Business Office or if none, Residence:

c/o LifeSci Capital LLC

250 W. 55th St., #3401

New York, NY 10019

(c)	Citizenship:

LifeSci Holdings, LLC – Delaware

LifeSci Venture Partners II LP – Delaware

Andrew McDonald – United States

Michael Rice – United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 808644108

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

LifeSci Holdings, LLC – 4,918,487 shares.

LifeSci Venture Partners II LP – 1,945,897 shares.

Andrew McDonald – 6,864,384 shares. Consists of 4,918,487 shares of common stock owned by LifeSci Holdings LLC and 1,945,897 shares of common stock owned by LifeSci Venture Partners II LP.

Michael Rice – 6,864,384 shares. Consists of 4,918,487 shares of common stock owned by LifeSci Holdings LLC and 1,945,897 shares of common stock owned by LifeSci Venture Partners II LP.

CUSIP No. 808644108	13G	Page 7 of 9 Pages

(b)	Percent of Class:

LifeSci Holdings, LLC – 4.29%

LifeSci Venture Partners II LP – 1.70%

Andrew McDonald – 5.98%

Michael Rice – 5.98%

The foregoing percentages are based on 114,707,150 shares of common stock outstanding as of October 6, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

LifeSci Holdings, LLC – 4,918,487 shares.

LifeSci Venture Partners II LP – 1,945,897 shares.

Andrew McDonald – 0 shares.

Michael Rice – 0 shares.

(ii)	shared power to vote or to direct the vote:

LifeSci Holdings, LLC – 0 shares.

LifeSci Venture Partners II LP – 0 shares.

Andrew McDonald – 6,864,384

Michael Rice – 6,864,384

(iii)	sole power to dispose or to direct the disposition of:

LifeSci Holdings, LLC – 4,918,487 shares.

LifeSci Venture Partners II LP – 1,945,897 shares.

Andrew McDonald – 0 shares.

Michael Rice – 0 shares.

(iv)	shared power to dispose or to direct the disposition of:

LifeSci Holdings, LLC – 0 shares.

LifeSci Venture Partners II LP – 0 shares.

Andrew McDonald – 6,864,384

Michael Rice – 6,864,384

CUSIP No. 808644108	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 808644108	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2021

LIFESCI HOLDINGS, LLC

By:	/s/ Andrew McDonald
Name:	Andrew McDonald
Title:	Managing Member

By:	/s/ Michael Rice
Name:	Michael Rice
Title:	Managing Member

LIFESCI VENTURE PARTNERS II LP

By:	/s/ Andrew McDonald
Name:	Andrew McDonald
Title:	General Partner

By:	/s/ Michael Rice
Name:	Michael Rice
Title:	General Partner

/s/ Andrew McDonald
Andrew McDonald

/s/ Michael Rice
Michael Rice

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.